WOODBRIDGE LIQUIDATION TRUST
201 N. Brand Boulevard, Suite M
Glendale, California  91203

January 19, 2024

VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate & Construction
Washington, DC 20549

Attention:	Ameen Hamady
Shannon Menjivar

Re:	Woodbridge Liquidation Trust
Form 10-K for the year ended June 30, 2023
Filed on September 28, 2023
File No. 000-56115

Ladies and Gentlemen:

This letter is being submitted to the Securities and Exchange Commission (the “SEC”) by Woodbridge Liquidation Trust (the “Trust”), in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter dated January 12, 2024, relating to the above referenced Annual Report on Form 10-K (the “10-K”). In this letter, we have recited the Staff’s comments in italicized, bold type, followed by our response.

Form 10-K for the year ended June 30, 2023

Exhibit 31.1, page 1

1.
We note the certification filed with your Form 10-K does not refer to internal control over financial reporting in the introductory language in paragraph 4 and omits paragraph 4(b). This also appears to be the case with the certification filed with your Form 10-Q for the period ended September 30, 2023. Please amend your reports to ensure all certifications filed with your exchange act reports conform exactly to the language set forth in Exchange Act Rule 13a-14(a).

The Trust acknowledges that the certifications filed as Exhibit 31.1 to the 10-K, and the Trust’s Form 10-Q for the quarterly period ended September 30, 2023 (the “10-Q”), did not conform with the requirements of Exchange Act Rule 13a-14(a).  The Trust has filed amendments to the 10-K and 10-Q with certifications complying with Exchange Act Rule 13a-14(a), and will ensure that the certifications filed with its Exchange Act reports in the future will comply with Exchange Act Rule 13a-14(a).

Sincerely,

/s/ Michael I. Goldberg
Michael I. Goldberg,
Liquidation Trustee